                                                    Filed by Sanmina Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
 And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                             Subject  Company: SCI Systems, Inc.
                                                      Commission File No. 0-2251



         SANMINA/SCI MERGER
         LOOKING TOWARD THE FUTURE
================================================================================
[LOGO SANMINA]                [PHOTO]                [SCI SYSTEMS, INC. LOGO]

SAFE HARBOR STATEMENT



THE FOREGOING CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTIES ASSOCIATED WITH ECONOMIC CONDITIONS IN THE ELECTRONICS INDUSTRY, CHANGES IN CUSTOMER REQUIREMENTS AND IN THE VOLUME OF SALES TO PRINCIPAL CUSTOMERS, THE ABILITY OF THE COMPANY TO OBTAIN PRODUCT COMPONENTS, ASSIMILATE ACQUIRED BUSINESSES AND TO ACHIEVE THE ANTICIPATED BENEFITS OF SUCH ACQUISITIONS, AND COMPETITION AND TECHNOLOGICAL CHANGE. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER FACTORS, PLEASE REFER TO OUR MOST RECENT FILINGS WITH THE SECURITIES EXCHANGE COMMISSION.

SANMINA PLANS TO FILE A REGISTRATION STATEMENT ON SEC FORM S-4 IN CONNECTION WITH THE MERGER, AND EACH OF SANMINA AND SCI EXPECTS TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO ITS RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SANMINA, SCI, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV.

SCI, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCI'S SHAREHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCI'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE JOINT PROXY STATEMENT/PROSPECTUS.

SANMINA, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SANMINA'S STOCKHOLDERS IN FAVOR OF THE ISSUANCE OF SANMINA SHARES IN CONNECTION WITH THE MERGER. A DESCRIPTION OF ANY INTERESTS THAT SANMINA'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE JOINT PROXY STATEMENT/PROSPECTUS.

TODAY'S AGENDA


-        Sanmina and SCI Profile

-        Capabilities and Market Position

-        Leading Customers in Growth Markets

-        Outsourcing Driving Market Opportunity

-        Strong Financial Momentum

-        Strategy for Continued, Profitable Growth

SANMINA/SCI PROFILE
================================================================================

-        Long Term Successful Operating History

-        $14 Billion in Revenue

-        Global Manufacturing Solution with Presence in 21 Countries

-        10 Million Square Feet of Manufacturing Space

-        Diversified, High Growth Customer Base

-        50,000 Employees

-        Strong Balance Sheet


                           THE PREMIER "EMS" COMPANY

                          TOTAL MANUFACTURING SOLUTION


END-TO-END SOLUTION

[PHOTO]

[PHOTO]

ENGINEERING

-        500+ DESIGN ENGINEERS

-        1,600+ MANUFACTURING AND TEST ENGINEERS

-        30 GLOBAL DESIGN CENTERS

-        ASIC TO FINAL SYSTEM DESIGN

                        ONE OF THE STRONGEST DESIGN AND
                     ENGINEERING ORGANIZATIONS IN THE WORLD

                          TOTAL MANUFACTURING SOLUTION


[PHOTO]

CIRCUIT FABRICATION


END-TO-END SOLUTION

[PHOTO]




                            GLOBAL TECHNOLOGY LEADER

                          TOTAL MANUFACTURING SOLUTION

[PHOTO]

CIRCUIT BOARD ASSEMBLY


END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

                GLOBAL TECHNOLOGY LEADER AND ONE OF THE LARGEST
                              IN TERMS OF CAPACITY

GLOBAL TECHNOLOGY LEADER

[PHOTO]

BACKPLANE ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                          TOTAL MANUFACTURING SOLUTION

[PHOTO]

RF/OPTICAL CABLE ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                        FOCUSED ON CRITICAL TECHNOLOGIES

                          TOTAL MANUFACTURING SOLUTION
[PHOTO]

ENCLOSURE SYSTEMS

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]


GLOBAL TECHNOLOGY LEADER AND POSITIONED TO BECOME ONE OF THE LARGEST IN TERMS OF CAPACITY

                         TOTAL MANUFACUTURING SOLUTION

[PHOTO]

SUBSYSTEM ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]


                     LEVERAGE OUR CORE COMPETENCY STRENGTHS

                         TOTAL MANUFACTURING SOLUTION

[PHOTO]

GLOBAL ORDER FULFILLMENT

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                          SANMINA/SCI COMPETITIVE EDGE


-        Unsurpassed End-to-End Solution Capabilities

-        Leading Technology

-        Culture - Serviced Based Organization

-        Global Order Fulfillment

-        Diversified Customer Base in High Growth Sectors

-        Increased Scale and Financial Strength Position Company for
         Accelerated Growth


                       MERGER CREATES PREMIER EMS COMPANY

                                GLOBAL FOOTPRINT

                          100+ MANUFACTURING LOCATIONS


CANADA
MEXICO
UNITED STATES
[MAP]

FINLAND
FRANCE
GERMANY
HUNGARY
IRELAND
SCOTLAND
SPAIN
SWEDEN
THE NETHERLANDS
UNITED KINGDOM

[MAP]
BRAZIL



[MAP]
AUSTRALIA
ISRAEL
REPUBLIC OF SINGAPORE
THAILAND

[MAP]
CHINA
MALAYSIA
TAIWAN


                                  21 COUNTRIES

SANMINA/SCI DIVERSIFIED CUSTOMER BASE IN HIGH GROWTH SECTORS

================================================================================


SCI                               $2,017mm
Communications                    $  666

High End Computing                $  383


Multimedia                        $  161

PCs                               $  545

Medical/Other                     $  262


                                  $3,208mm

Communications                    $1,524


High End Computing                $  574

Multimedia                        $  161

PCs                               $  545

Industrial/Medical Other          $  405

SANMINA                           $1,191mm

Communications                    $  858

High End Computing                $  191

Industrial & Medical Instruments  $  143


Based on 3 months ending March, 2001

BUILD STRONG LONG TERM CUSTOMER PARTNERSHIPS
================================================================================

                                 [TELLABS LOGO]

                                [MOTOROLA LOGO]

                          [ECHOSTAR TECHNOLOGIES LOGO]

                            [SUN MICROSYSTEMS LOGO]

                   [HUGHES BREAKING THE THOUGHT BARRIER LOGO]

                                 [LEXMARK LOGO]

                             [HEWLETT PACKARD LOGO]

                              [CISCO SYSTEMS LOGO]

                                 [SIEMENS LOGO]

                                 [NORTEL LOGO]

                                 [BOEING LOGO]

                                  [NOKIA LOGO]

                  [LUCENT TECHNOLOGIES BELL LABS INNOVATIONS]

                                  [INTEL LOGO]

                                  [ROCHE LOGO]

                                    [X LOGO]

                         [ALCATEL NETWORK SYSTEMS LOGO]

                            [TEXAS INSTRUMENTS LOGO]

               [JOHNSON & JOHNSON CLINICAL DIAGNOSTICS INC. LOGO]

                                   [IBM LOGO]

                    [AT&T LOGO AT&T FIXED WIRELESS SERVICES]

                               [KLA TENCOR LOGO]

                                 [PHILIPS LOGO]

                                  [CIENA LOGO]

                                 [SANMINA LOGO]


                           ROBUST MARKET OPPORTUNITY

================================================================================

ELECTRONICS MANUFACTURING
SERVICES MARKET
================================================================================



($ BILLIONS)

                  '98      '99      '00       '01      '02
                  ----     ----     ----     -----    -----

                  58.2     70.9     85.1     102.4    122.0
ASIA              15.0     18.3     22.8      25.5     32.2

EUROPE            14.4     18.0     21.0      27.3     32.6

NORTH AMERICA     28.8     34.6     41.3      49.6     57.2


SOURCE: TECHNOLOGY FORECASTERS, INC.

SANMINA/SCI TOTAL SOLUTION
================================================================================

-   Leading-Edge Technology

-   Dedicated Supply Chain Management

-   Global Advanced Engineering Support

-   Global Flexible Manufacturing Capabilities

-   Lower Product Cost

                             "END-TO-END-SOLUTION"

                                 [SANMINA LOGO]


                             SANMINA/SCI FINANCIALS

================================================================================

SANMINA/SCI FINANCIAL OVERVIEW
HISTORICAL NET SALES
================================================================================



($ MILLIONS)

                   1997     1998     1999     2000
                  -----    -----    -----    ------

                  7,797    8,805    9,426    12,946
SCI               6,084    6,634    6,805     8,707

SANM              1,713    2,171    2,621     4,239

SANMINA/SCI FINANCIAL OVERVIEW
SALES TREND - LAST 4 QUARTERS
================================================================================



($ MILLIONS)

                  Q3'00    Q4'00    Q1'01    Q2'01
                  -----    -----    -----    -----
                  3,393    3,395    4,081    3,208
SCI               2,307    2,028    2,595    2,017

SANM              1,086    1,367    1,486    1,191

SANMINA/SCI FINANCIAL OVERVIEW
NET INCOME TREND - LAST 4 QUARTERS
================================================================================


($ THOUSANDS)

                   Q3'00    Q4'00    Q1'01    Q2'01
                  -------  -------  -------  -------

                  126,000  152,900  172,000  148,700
SCI                57,000   50,500   56,000   33,800

SANM               69,000  192,400  116,000  114,900

SANMINA/SCI FINANCIAL OVERVIEW
================================================================================


Strong Combined Balance Sheet Enhances
Ability to Lead Industry Consolidation


Pro Forma Balance Sheet Items (3/31/01)

Cash and Investments                         $1,510

Total Debt                                   $2,687

Stockholders Equity                          $6,661

Total Capitalization                         $9,348

Net Debt to Total Capitalization                 13%

Total Debt to Total Capitalization               29%


FINANCIALLY STRONG FOR FUTURE GROWTH

HOW SANMINA/SCI COMPARES
Merger Creates Premier EMS Company
================================================================================


($ in Millions)


ENTERPRISE VALUE AS OF 7/12/01

Sanmina/SCI       13,702
CLS               10,496
FLEX              12,835
JBL                5,330
SLR               14,046


EBITDA

Sanmina/SCI       1,351
CLS                 528
FLEX                776
JBL                 367
SLR               1,232

REVENUE

Sanmina/SCI      14,077
CLS              10,832
FLEX             12,110
JBL               4,452
SLR              19,834


EBITDA MARGIN

Sanmina/SCI       9.6%
CLS               4.9%
FLEX              6.4%
JBL               8.2%
SLR               6.2%


Last twelve month estimate based on March

                                                                  [SANMINA LOGO]



SANMINA/SCI
FOCUSED GROWTH STRATEGY

CAPITALIZE ON CORE COMPETENCIES



PRODUCT             PROCUREMENT          CIRCUIT FAB             FULL                  DIRECT
DESIGN              AND INVENTORY        CIRCUIT ASSY            SYSTEM                ORDER
ENGINEERING         MANAGEMENT           BACKPLANE ASSY          ASSEMBLY              FULFILLMENT
                                         CABLES                  AND
                                         ENCLOSURES              TEST

- ASIC TO SYSTEMS   - GLOBAL             - DEDICATED             - IN-CIRCUIT          - PACKAGING
  DESIGN              SUPPLY CHAIN         NEW PRODUCT             FUNCTIONAL AND      - WAREHOUSING
- NEW PRODUCT         MANAGEMENT           INTRODUCTION            ENVIRONMENTAL       - GLOBAL
- MANUFACTURING     - STANDARDIZED       - VOLUME PRODUCTION       TESTING               DISTRIBUTION TO
- TEST                WORLDWIDE          - TECHNOLOGY LEADER     - QUALITY ASSURANCE     END CUSTOMER
- RELIABILITY         ERP SYSTEM           IN EVERY SECTOR

EXPAND CUSTOMER PARTNERSHIPS



-        New Product Development

-        Flexible Worldwide Manufacturing

-        Direct Order Fulfillment

-        Quality Focused: ISO 9001, 9002, 14001, TL9000

-        Global Direct Sales and Services Support


                         TOTAL MANUFACTURING SOLUTIONS

EXPANDED GLOBAL SALES FORCE



-        100+ Customer Service Locations

-        Experienced Technical Sales Force

-        Largest Sales Force in The EMS Industry


                        TECHNICAL SALES FORCE IS INVOLVED
                       FROM DESIGN TO FINAL SYSTEM BUILD
                             AND ORDER FULFILLMENT

FOCUS ON HIGH GROWTH SECTORS


INDUSTRIAL/MEDICAL                  10%-15%
PC COMPUTING                        15%-20%
MULTIMEDIA                           5%-10%
HIGH-END COMPUTING                  15%-20%
COMMUNICATIONS                      40%-50%


                           FUTURE END MARKET SEGMENTS

LEADER IN COMMUNICATIONS (40% - 50%)



                                  [AT&T LOGO]
                          AT&T Fixed Wireless Services

                           [LUCENT TECHNOLOGIES LOGO]
                              Bell Labs Innovations

                                 [TELLABS LOGO]

                                 [NORTEL LOGO]

                                 [FUJITSU LOGO]

                                [ERICSSON LOGO]

                                  [CIENA LOGO]

                            [REDBACK NETWORKS LOGO]

                                 [HARRIS LOGO]

                              [CISCO SYSTEMS LOGO]

                                 [SIEMENS LOGO]

                         [ALCATEL NETWORK SYSTEMS LOGO]

                                [MOTOROLA LOGO]

                                  [NOKIA LOGO]

LEADER IN INDUSTRIAL/MEDICAL (15%-25%)



                            [APPLIED MATERIALS LOGO]

                                 [SIEMENS LOGO]

                            [BOSTON SCIENTIFIC LOGO]

                                [HONEYWELL LOGO]

                            [TEXAS INSTRUMENTS LOGO]

                               [KLA TENCOR LOGO]

                                 [BOEING LOGO]

                          [AGILENT TECHNOLOGIES LOGO]

                           [GE MEDICAL SYSTEMS LOGO]

                                  [ROCHE LOGO]

LEADER IN HIGH-END COMPUTING (20%-25%)



                                 [COMPAQ LOGO]

                                  [DELL LOGO]

                                 [EMC(2) LOGO]

                            [SUN MICROSYSTEMS LOGO]

                             [HEWLETT PACKARD LOGO]

                                   [IBM LOGO]

LEADER IN PC COMPUTING (15%-20%)



                                 [COMPAQ LOGO]

                                  [DELL LOGO]

                                  [INTEL LOGO]

                             [HEWLETT PACKARD LOGO]

                                   [IBM LOGO]

LEADERS IN MULTIMEDIA (5%-10%)



[ECHOSTAR TECHNOLOGIES LOGO]


                                 [PHILIPS LOGO]

                                                                    [NOKIA LOGO]

STRATEGIC BENEFITS OF MERGER



-        Increases Global Footprint and Customer Presence

-        Creates a Full Portfolio of Services in One EMS Company

- Well Diversified Company with Strength in Communications, Computing, Medical, Industrial and Multimedia Sectors

- Strong Balance Sheet with Financial Flexibility to Leads Industry Growth and Consolidation

- Creates a More Competitive Company Because of the Vertical Integration -- "End-to-End Solution"

STRATEGIC BENEFITS OF MERGER



- Scale Bringing Greater Credibility with Customers for New Business and OEM's with Respect to Future Asset Divestitures

- Ability to Offer More Vertical Services to Each Company's Customers (Cross-Selling Opportunities)

-        Enhanced Growth Rate Leads Industry

-        Creates the Premier EMS Company

                           WE'VE CREATED THE PREMIER
                                  EMS COMPANY



[SANMINA LOGO]                                        [SCI SYSTEMS, INC. LOGO]


                                   THANK YOU